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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  -------------

                                    FORM 8-A

                                  -------------

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                  MAPICS, INC.
             (Exact Name of Registrant as Specified in Its Charter)

       Georgia                                           04-2711580
-----------------------                       ---------------------------------
(State of Incorporation                       (IRS Employer Identification No.)
   or Organization)

   5775-D Glenridge Drive, Suite 300
          Atlanta, Georgia                                 30328
----------------------------------------      ---------------------------------
(Address of Principal Executive Offices)                 (Zip Code)

If this form relates to the                     If this form relates to the
registration of a class of                      registration of a class of
securities pursuant to Section                  securities pursuant to Section
12(b) of the Exchange Act and is                12(g) of the Exchange Act and is
effective pursuant to General                   effective pursuant to General
Instruction A.(c), please check                 Instruction A.(d), please check
the following box.  [ ]                         the following box.  [ ]

Securities Act registration statement file number to which this form relates:

---------------
(If applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

       Title of Each Class              Name of Each Exchange on Which
       to be so Registered              Each Class is to be Registered
       -------------------              ------------------------------

            None                                     N/A

Securities to be registered pursuant to Section 12(g) of the Act:

                     Common Stock, par value $.01 per share
                                (Title of class)
          Series F Junior Participating Preferred Stock Purchase Rights
          -------------------------------------------------------------
                                (Title of class)


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ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

Description Of Capital Stock

       The authorized capital stock of MAPICS, Inc., a Georgia corporation (the "Company"), consists of (a) 50,000,000 shares of Common Stock, par value $.01 per share ("Common Stock"), and (b) 1,000,000 shares of Preferred Stock, par value $1.00 per share ("Preferred Stock"), of which 225,000 shares have been designated as Series D Convertible Preferred Stock (the "Series D Preferred Stock"), 100,000 shares have been designated as Series E Convertible Preferred Stock (the "Series E Preferred Stock") and 30,000 shares have been designated as Series F Junior Participating Preferred Stock (the "Series F Preferred Stock").

COMMON STOCK

       Holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of shareholders and do not have cumulative voting rights. Action on a matter (other than the election of directors) is adopted if it is approved by the vote of the holders of a majority of the shares present in person or by proxy at a shareholders meeting; directors are elected by the affirmative vote of the holders of a plurality of the shares represented at the meeting and entitled to vote. The Board of Directors is divided into three classes of approximately equal number, with one class being elected each year by the shareholders to serve for a term of three years. Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors of the Company (the "Board of Directors") out of funds legally available therefor, subject to any preferential dividend rights of the holders of any outstanding shares of Preferred Stock. Upon the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive ratably the net assets of the Company available after the payment of all debts and other liabilities and subject to the prior rights of the holders of any outstanding shares of Preferred Stock. Holders of Common Stock have no preemptive, subscription, redemption or conversion rights. The Common Stock is not redeemable or subject to sinking fund provisions. The outstanding shares of Common Stock are fully paid and nonassessable. The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of any outstanding shares of Preferred Stock, as well as the rights of holders of shares of any Preferred Stock which the Company may designate and issue in the future.

       Information regarding provisions of the Georgia business combinations statute and the Georgia fair price statute which are applicable to the Company as a result of certain provisions of the Company's Bylaws is contained under the caption "Proposal 1 - Change in Domicile of the Company - Certain Differences Between the Corporation Laws of Georgia and Massachusetts and Certain Differences Between the Organizational Documents of MAPICS - Georgia and MAPICS
- Mass - Anti-Takeover Laws - Business Combination Statutes" and "- Fair Price Statute" set forth in the Proxy Statement related to the Annual


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Meeting of Stockholders of MAPICS, Inc., a Massachusetts corporation,
(hereinafter referred to as "MAPICS-Mass.") held on February 3, 1998.

       As of March 30, 1998, there were 18,574,522 shares of Common Stock outstanding held of record by 585 shareholders.

PREFERRED STOCK

       The Board of Directors is authorized, subject to any limitations prescribed by law, without further shareholder approval, to issue from time to time up to an aggregate of 1,000,000 shares of Preferred Stock in one or more series. Each such series of Preferred Stock shall have such number of shares, designations, preferences, voting powers, qualifications and special or relative rights or privileges as shall be determined by the Board of Directors, which may include, among others, dividend rights, voting rights, redemption and sinking fund provisions, liquidation preferences and conversion rights. The issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of the outstanding voting stock of the Company.

       As of March 30, 1998, there were outstanding 225,000 shares of Series D Preferred Stock, 100,000 shares of Series E Preferred Stock and no shares of Series F Preferred Stock.

Description of Convertible Preferred Stock

       The following is a description of certain terms of the Series D Preferred Stock and Series E Preferred Stock (the "Convertible Preferred Stock"). For information regarding the Series F Preferred Stock, see " -- Description of Rights Plan."

       Dividends. Holders of the Convertible Preferred Stock are entitled to receive (on an as converted basis), out of funds legally available therefor, dividends at the same rate as dividends (other than dividends paid in additional shares of Common Stock) are paid with respect to the Common Stock.

       Conversion. A holder of Convertible Preferred Stock has the right, at its option at any time, to convert such holder's shares of Convertible Preferred Stock into ten shares of Common Stock, subject to adjustment. At the time of each conversion, the Company will pay in cash an amount equal to all dividends (other than dividends paid in additional shares of Common Stock) declared but unpaid on the shares of Convertible Preferred Stock surrendered for conversion. The Company does not have the right to redeem the Convertible Preferred Stock.

       Voting Rights. Except as otherwise provided by law and the Company's Articles of Incorporation, the holders of Convertible Preferred Stock and Common Stock vote together as a single class on all matters to be voted on by the Company's shareholders on the following


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basis: (a) each holder of Convertible Preferred Stock is entitled to such number of votes per share on each action as shall equal the number of shares of Common Stock (including fractions of a share) into which each share of Convertible Preferred Stock is then convertible and (b) each holder of Common Stock is entitled to one vote per share. As long as General Atlantic Partners 21, L.P., and GAP Coinvestment Partners, L.P. (together with their affiliates), own in the aggregate shares of Common Stock, Convertible Preferred Stock or other securities of the Company convertible into or exchangeable for shares of voting capital stock of the Company that represent at least 10% of the total number of shares of Common Stock outstanding on an as converted basis, such entities will be entitled to elect, or designate one person for election as, a director of the Company.

       Liquidation. Upon any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary (each a "Liquidation Event"), the Convertible Preferred Stock will be entitled, before any distribution or payment is made upon any stock ranking junior, to be paid an amount equal to the greater of (a) $75.355 per share plus, in the case of each share, an amount equal to any dividends declared but unpaid thereon, through the date payment thereof is made available or (b) such amount per share as would have been payable had each such share been converted to Common Stock immediately prior to such Liquidation Event, and the holders of Convertible Preferred Stock are not entitled to any further payment. Upon any such Liquidation Event after the holders of Convertible Preferred Stock have been paid in full the amount to which such holders are entitled, the remaining net assets of the Company may be distributed to the holders of capital stock ranking junior to the Convertible Preferred Stock.

Description of Rights Plan

       On March 30, 1998, the Board of Directors of MAPICS-Mass. and the Board of Directors of the Company adopted an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which MAPICS-Mass. merged with and into the Company on March 31, 1998, with the Company being the surviving corporation (the "Merger"). Effective as of the filing of the Certificate of Merger with the Georgia Secretary of State and the Articles of Merger with the Massachusetts Secretary of State on March 31, 1998, the effective time of the Merger under the Merger Agreement (the "Effective Time"), (a) each outstanding share of MAPICS-Mass.'s common stock, $.01 par value per share (the "Existing Common Stock") and the preferred stock purchase right relating thereto (each an "Existing Right") was converted into one share of Common Stock and one right of the Company, which right initially represents the right of the holder thereof to purchase one one-thousandth of a share of Series F Junior Participating Preferred Stock of the Company upon the terms and conditions herein described (each, a "Right" and, collectively, the "Rights") and (b) each outstanding share of MAPICS-Mass.'s convertible preferred stock, $1.00 par value per share (the "Existing Convertible Preferred Stock") and the Existing Rights relating thereto was converted into one share of Convertible Preferred Stock and a number of Rights equal to the number of such Existing Rights. The description and terms of the Rights are set forth in an Amended and Restated Rights Agreement dated as of March 30, 1998 (the "Amended and Restated Rights Agreement") among the Company, MAPICS-Mass. and BankBoston, N.A,


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formerly known as the First National Bank of Boston, as rights agent (the
"Rights Agent"), a copy of which is filed herewith as Exhibit 3.

       Initially, the Rights will be attached to all certificates representing Company Securities then outstanding, and no separate Rights Certificates will be distributed. The Rights will separate from the Company Securities and a Distribution Date will occur upon the earlier of (i) 10 days (or such later date as may be determined by action of the Board of Directors (with the concurrence of a majority of the Continuing Directors (as defined below))) following a public announcement either that a person or group of affiliated or associated persons, other than an Exempt Person (as defined below), (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding shares of Common Stock, or that a person or group who was at any time an Exempt Person but is subsequently no longer considered to be an Exempt Person becomes an Acquiring Person (the "Stock Acquisition Date"),
(ii) 10 business days (or such later date as may be determined by action of the Board of Directors (with the concurrence of a majority of the Continuing Directors)) following the commencement of a tender offer or exchange offer that may result in a person or group beneficially owning 20% or more of such outstanding shares of Common Stock or (iii) 10 business days after the Continuing Directors of the Company shall declare any Person to be an Adverse Person (as defined below), upon a determination that such Person, alone or together with its affiliates and associates, has become the beneficial owner of an amount of Common Stock which the Continuing Directors determine to be substantial (which amount shall in no event be less than 10% of the shares of Common Stock then outstanding) and a majority of the Continuing Directors determines, after reasonable inquiry and investigation, including consultation with such persons as such directors shall deem appropriate, that (a) such beneficial ownership by such person is intended to cause the Company to repurchase the Common Stock beneficially owned by such person or to cause pressure on the Company to take action or enter into a transaction or series of transactions intended to provide such person with short-term financial gain under circumstances where such directors determine that the best long-term interests of the Company and its stockholders would not be served by taking such action or entering into such transaction or series of transactions at that time or (b) such beneficial ownership is causing or is reasonably likely to cause a material adverse impact (including, but not limited to, impairment of relationships with customers, impairment of the Company's ability to maintain its competitive position or impairment of the Company's business reputation) on the business or prospects of the Company.

       The term "Exempt Person" means General Atlantic Partners 32, L.P., General Atlantic Partners 21, L.P. and GAP Coinvestment Partners, L.P., together with their affiliates and associates, as long as the Company's standstill agreement still applies to such persons and as long as such persons have not breached such standstill agreements. If any person or group who was at any time an Exempt Person but is subsequently no longer considered to be an Exempt Person and who, at the time such person or group is no longer considered to be an Exempt Person, Beneficially owns 20% or more of the Common Stock of the Company then outstanding, such person or group shall not be deemed an "Acquiring Person" unless and until such person or group shall, subsequent to the time at which such person or group ceases


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to be an Exempt Person, either (i) become the Beneficial Owner of an additional
1% or more of the shares of Common Stock of the Company then outstanding or (ii) enter into one or more "self-dealing" transactions as set forth in the Rights Agreement, then such person or group shall be deemed to be an "Acquiring Person" from and after the time immediately preceding the earliest to occur of the events specified in clause (i) or (ii) of this sentence.

       Until the Distribution Date (or earlier redemption or expiration of the Rights), (i) the Rights will be evidenced by the Company Security certificates and will be transferred with and only with such Company Security certificates,
(ii) new Company Security certificates issued after the Effective Time will contain a notation incorporating the Amended and Restated Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Company Securities outstanding, even without such notation, will also constitute the transfer of the Rights associated with the Company Securities represented by such certificate. Pursuant to the Amended and Restated Rights Agreement, the Company reserves the right to require prior to the occurrence of a Triggering Event (as defined below) that, upon any exercise of Rights, a number of Rights may be exercised so that only whole shares of Preferred Stock will be issued.

       The Rights are not exercisable until the Distribution Date and will expire at the close of business on December 16, 2006, unless earlier redeemed by the Company as described below.

       As soon as practicable after the Distribution Date, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to holders of record of the Company Securities as of the close of business on the Distribution Date and, thereafter, such separate Rights Certificates alone will represent the Rights. All shares of Common Stock issued prior to the Distribution Date will be issued with Rights. Shares of Common Stock issued following the Distribution Date (other than upon exercise of a Right) pursuant to the exercise of stock options or under any employee plan or arrangement, or upon the exercise, conversion or exchange of securities, notes, warrants or debentures issued by the Company (other than the Convertible Preferred Stock) will be issued with Rights. Except as otherwise determined by the Board of Directors, no other shares of Common Stock issued following the Distribution Date will be issued with Rights.

       In the event that the Continuing Directors determine that a person is an Adverse Person or, at any time following the Distribution Date, (i) the Company is the surviving corporation in a merger with an Acquiring Person and its Common Stock is not changed or exchanged, (ii) either a person or group, other than an Exempt Person, becomes the beneficial owner of 20% or more of the then outstanding shares of Common Stock, or a person or group who was at any time an Exempt Person but is subsequently no longer considered to be an Exempt Person becomes an Acquiring Person (in either case except pursuant to an offer for all outstanding shares of Common Stock which the Continuing Directors determine to be fair to, and otherwise in the best interests of, the Company and its stockholders), (iii) an Acquiring Person engages in one or more "self-dealing" transactions as set forth in the Amended and Restated Rights Agreement, or (iv) during such time as there is an Acquiring Person, an


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event occurs which results in such Acquiring Person's ownership interest being increased by more than 1% (e.g., a reverse stock split), each holder of a Right will thereafter have the right to receive, upon exercise, that number of shares of Common Stock (or, in certain circumstances, cash, property or other securities of the Company) which equals the exercise price of the Right divided by one-half of the current market price (as defined in the Amended and Restated Rights Agreement) of the Common Stock at the date of the occurrence of the event. However, Rights are not exercisable following the occurrence of any of the events set forth above until such time as the Rights are no longer redeemable by the Company as set forth below. Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Amended and Restated Rights Agreement) were, beneficially owned by an Acquiring Person or an Adverse Person will be null and void. The events set forth in this paragraph are described in Section 11(a)(ii) of the Amended and Restated Rights Agreement and are referred to as "Section 11(a)(ii) Events."

       For example, at an exercise price of $60.00, each Right not owned by an Acquiring Person or an Adverse Person (or by certain related parties) following an event set forth in the preceding paragraph would entitle its holder to purchase $120.00 worth of Common Stock (or other consideration, as noted above) for $60.00. Assuming that the Common Stock has a per share value of $20.00 at such time, the holder of each valid Right would be entitled to purchase six shares of Common Stock for $60.00.

       In the event that, at any time following the Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation (other than a merger which follows an offer determined by the Board of Directors to be fair as described in clause (ii) of the second preceding paragraph), or (ii) more than 50% of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, that number of shares of common stock of the acquiring company which equals the exercise price of the Right divided by one-half of the current market price (as defined in the Amended and Restated Rights Agreement) of such common stock at the date of the occurrence of the event. The events set forth in this paragraph and in the second preceding paragraph are referred to as the "Triggering Events."

       At any time after the occurrence of a Section 11(a)(ii) Event, the Board of Directors (with the concurrence of a majority of the Continuing Directors) may exchange the Rights (other than Rights owned by an Acquiring Person or Adverse Person which have become void), in whole or in part, at an exchange ratio of one share of Common Stock, or one Common Stock Equivalent (as defined in the Amended and Restated Rights Agreement), per Right (subject to adjustment).

       The Purchase Price payable, and the number of Units of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock


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are granted certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock, or (iii) upon the distribution to holders of the dividends payable on the Preferred Stock or of subscription rights or warrants (other than those referred to above).

       With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional Units will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.

       In general, the Company may redeem the Rights in whole, but not in part, at any time until ten days following the Stock Acquisition Date or such later date as may be determined by action of the Board of Directors (with the concurrence of a majority of the Continuing Directors), at a price of $.01 per Right (payable in cash, Common Stock or other consideration deemed appropriate by the Board of Directors). If the Board of Directors authorizes redemption of the Rights at or after the time a Person becomes an Acquiring Person, there must be Continuing Directors then in office and such authorization shall require the concurrence of a majority of such Continuing Directors. The Company may not redeem the Rights if the Continuing Directors have previously declared a person to be an Adverse Person. Immediately upon the action of the Board of Directors ordering redemption of the Rights, with, where required, the concurrence of the Continuing Directors, the Rights will terminate and the only right of the holders of Rights will be to receive the $.01 per Right redemption price.

       The term "Continuing Directors" means any member of the Board of Directors of the Company who was a member of the Board of Directors on the date of the Amended and Restated Rights Agreement, and any person who is subsequently elected to the Board of Directors if such person is recommended or approved by a majority of the Continuing Directors, but shall not include an Acquiring Person, an Adverse Person or an affiliate or associate of an Acquiring Person or an Adverse Person, or any representative of the foregoing entities.

       Calculations of the number of shares of Common Stock outstanding at any time shall include the number of shares of Common Stock issuable upon conversion of all shares of Convertible Preferred Stock outstanding at the applicable time.

       Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of the acquiring company as set forth above.

       Any of the provisions of the Amended and Restated Rights Agreement may be amended by the Board of Directors prior to the earlier to occur of the determination that a


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person is an Adverse Person or the Distribution Date. After the earlier of such events, the provisions of the Amended and Restated Rights Agreement may be amended by the Board of Directors (in certain circumstances, with the concurrence of the Continuing Directors) in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person or any Adverse Person), or to shorten or lengthen any time period under the Amended and Restated Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable.

       In addition, the Amended and Restated Rights Agreement provides that neither the execution and delivery of the Merger Agreement by the Company and MAPICS-Mass., nor the consummation of the Merger in accordance therewith, will constitute or result in an "Adverse Person Event," a "Section 11(a)(ii) Event" or a "Section 13 Event," as such terms are defined in the Amended and Restated Rights Agreement and the Original Agreement.

       A copy of the Amended and Restated Rights Agreement is filed herewith as
Exhibit 3 and is incorporated herein by reference. The terms of the Series F Preferred Stock are included therein as Exhibit A. The foregoing summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to Exhibit 3 filed herewith.

TRANSFER AGENT

       The transfer agent and register for the Common Stock is Boston EquiServe Limited Partnership, Boston, Massachusetts.

ITEM 2.  EXHIBITS.

       1. Articles of Incorporation of the Registrant.

       2. Bylaws of the Registrant.

       3. Specimen Common Stock Certificate.

       4. Conformed copy of the Amended and Restated Rights Agreement, dated as of March 30, 1998, among MAPICS, Inc., a Georgia corporation, MAPICS, Inc., a Massachusetts corporation, and BankBoston, N.A., which includes as Exhibit A the Terms of the Series F Preferred Stock, as Exhibit B the Form of Rights Certificate and as Exhibit C the Form of Summary of Rights.


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                                   SIGNATURES


       Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                    MAPICS, INC.



Date:  March 31, 1998               By: /s/ Martin D. Avallone
                                        ------------------------------------
                                        Name: Martin D. Avallone
                                        Title: Secretary and General Counsel


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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                   -----------

                                    EXHIBITS

                                       TO

                             REGISTRATION STATEMENT

                                       ON

                                    FORM 8-A

                              DATED MARCH 31, 1998




                                  MAPICS, INC.



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                                INDEX TO EXHIBITS

Exhibit
  No.             Description
-------           -----------
   1.         Articles of Incorporation of the Registrant

   2.         Bylaws of the Registrant.

   3.         Specimen Common Stock Certificate.

   4. Conformed copy of the Amended and Restated Rights Agreement, dated as of March 30, 1998, among MAPICS, Inc., a Georgia corporation,
              MAPICS, Inc., a Massachusetts corporation, and BankBoston, N.A., which includes as Exhibit A the Terms of the Series F Preferred
              Stock, as Exhibit B the Form of Rights Certificate and as Exhibit
              C the Form of Summary of Rights.